UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

NII HOLDINGS (CAYMAN), LTD.

(Name of Applicant)

10700 PARKRIDGE BLVD., SUITE 600, RESTON, VIRGINIA 20191
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT

13% Senior Secured Discount Notes Due 2009	Aggregate principal amount of $180,820,856

APPROXIMATE DATE OF PROPOSED ISSUANCE:

On or as soon as practicable after the Effective Date (as defined herein) of the
Debtors’ Revised Third Amended Joint Plan of Reorganization.

PAUL LUMSDEN, ESQ.
MAPLES AND CALDER
P.O. BOX 309, UGLAND HOUSE
SOUTH CHURCH STREET, GRAND CAYMAN
CAYMAN ISLANDS, BRITISH VIRGIN ISLANDS
(345) 949.8066
(Name and address of agent for service)

WITH COPIES TO:

EVAN D. FLASCHEN, ESQ.
PATRICK J. TROSTLE, ESQ.
JOHN R. UTZSCHNEIDER, ESQ.
BINGHAM MCCUTCHEN LLP
150 FEDERAL STREET
BOSTON, MA 02110-1726
(617) 951.8000

The Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this application for qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

GENERAL

ITEM 1. GENERAL INFORMATION.

     (a)  NII Holdings (Cayman), Ltd. is a corporation (the “Corporation”).

     (b)  The Corporation is organized under the laws of the Cayman Islands.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     On May 24, 2002, NII Holdings, Inc., a Delaware corporation (f/k/a Nextel International, Inc., “Old NII”), and NII Holdings (Delaware), Inc., a Delaware corporation (together with Old NII, the “Debtors”), jointly filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors filed their original Joint Plan of Reorganization on June 14, 2002, (as amended, the “Plan”) and their Disclosure Statement relating to the Plan (as amended, the “Disclosure Statement”) on July 31, 2002. The Chapter 11 case of the Debtors is presently pending before the Bankruptcy Court. Pursuant to the Plan, the Debtors will merge to form NII Holdings, Inc. (“NII”). The Plan authorizes the Corporation, a wholly owned subsidiary of NII, to issue up to $180,820,856 in principal amount at maturity of its 13% Senior Secured Discount Notes Due 2009 (the “New Notes”) to those persons who participate in the Rights Offering, as defined in the Disclosure Statement (the “Rights Offering”). The New Notes will be issued under an indenture between the Corporation, the Guarantors (as defined below) and Wilmington Trust Company (the “Trustee”) (the “Indenture”), which is the subject of this application. A copy of the Disclosure Statement (which includes the Plan as Exhibit I thereto), is attached hereto as Exhibit T3E.

     The effectiveness of the Plan is conditioned upon the qualification of the Indenture and the satisfaction or waiver of numerous other conditions precedent. It is contemplated that such other conditions will be satisfied or waived by November 1, 2002. Accordingly, subject to the qualification of the Indenture, the date the Plan becomes effective (the “Effective Date”) could be as early as November 1, 2002. On the Effective Date, the holders of Allowed Claims (as that term is defined in the Plan) in certain classes shall receive, pursuant to the Plan, distributions of cash, New Common Stock (as that term is defined in the Plan), and rights to purchase New Notes and additional New Common Stock, in respect of their claims.

     Under the Plan, certain existing long term notes (“Old Notes”) will be canceled in exchange for New Common Stock. As part of the Plan, the holders of Old Notes will also receive rights (“Subscription Rights”) to purchase, on a Pro Rata basis in proportion to their respective Allowed Claims, units, consisting of up to an aggregate principal amount of $180,820,856 of New Notes and up to 15,680,000 shares of New Common Stock constituting 78.4% of the fully diluted equity ownership of the Corporation (excluding equity to be issued pursuant to the Management Incentive Plan, as defined in the Plan). The aggregate offering price of the New Notes and New Common Stock offered pursuant to the Subscription Rights is $140 million. In addition, Nextel Communications, Inc. and its subsidiaries (collectively, “NCI”) and certain non-NCI holders of Old Notes (the “Backstopping Noteholders”) have committed, if the Rights Offering has not been fully subscribed to by holders of Allowed Class 6 Claims, to exercise Subscription Rights for $65 million and $75 million, respectively of the $140 million. If the Backstopping Noteholders exercise $75 million of Subscription Rights, they will collectively hold 42.0% of the fully diluted equity ownership of NII (excluding equity to be issued pursuant to the Management Incentive Plan) and $96,868,315 principal amount of the New Notes. If NCI exercises $65 million of Subscription Rights, it will hold 36.40% of the fully diluted equity ownership of NII (excluding equity to be issued pursuant to the Management Incentive Plan) and $83,952,541 principal amount of the New Notes. The New Notes will be due seven years after the Effective Date. The repayment of the New Notes will, subject to certain exceptions, be fully and unconditionally and irrevocably guaranteed by NII, its Restricted Subsidiaries and Restricted Affiliates (as those terms are defined in the Plan and collectively, the “Guarantors”).

     The Corporation and the Debtors believe that the offer and sale of the Subscription Rights, New Common Stock (including the New Common Stock issuable in connection with the Rights Offering) and the New Notes (collectively, the “Securities”) under the Plan are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws pursuant to Sections 1145(a)(1) and 1145 (a)(2) of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of Title 11 of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Section 1145(a)(2) of Title 11 of the Bankruptcy Code exempts the offer of a security through, and the sale of a security upon the exercise of, any warrant, option, right to subscribe or conversion privilege that was sold in the manner specified in Section 1145(a)(1) of the Bankruptcy Code. The Debtors believe that the offer and sale of the Securities under the Plan satisfies the requirements of Sections 1145(a)(1) and 1145(a)(2) of the Bankruptcy Code and, therefore, is exempt from registration under the Securities Act and state securities laws, except with respect to securities held by any entity that is an “underwriter” as that term is defined in section 1145(b) of the Bankruptcy Code.

     In addition, the Corporation and the Debtors believe that the offer and sale of the Securities to those entities that may be deemed to be an “underwriter” as that term is defined in section 1145(b) of the Bankruptcy Code is entitled to the exemption provided by Rule 506 of Regulation D under the Securities Act. Generally, Rule 506 of Regulation D under the Securities Act exempts an offer and sale of securities from registration under the Securities Act and state securities laws if the offers and sales satisfy all the terms and conditions of Rules 501 and 502 under the Securities Act. The Debtors and the Corporation believe that the number of entities deemed to be underwriters (as such term is defined in Section 1145(b) of the Bankruptcy Code) is less than five. The Securities to be issued in reliance upon the exemption provided by Rule 506 of Regulation D under the Securities Act will be restricted securities under Rule 144 of the Securities Act, will be legended as such, and may be sold only pursuant to an effective registration statement under the Securities Act, or an applicable exemption from such Act.

     The Debtors believe that the offer and sale of the Securities under the Plan will satisfy the requirements of Sections 1145(a)(1) and 1145(a)(2) of the Bankruptcy Code and Rule 506 of Regulation D under the Securities Act and, therefore, such offer and sale will be exempt from the registration requirements referred to above.

AFFILIATIONS

ITEM 3. AFFILIATES.

     (a)  Set forth below is a list of all affiliates of the Corporation and the respective percentages of voting securities as of September 18, 2002.

PERCENTAGE OF
	JURISDICTION OF	VOTING SECURITIES
AFFILIATE	ORGANIZATION	OWNED

Nextel Communications, Inc.	Delaware

Unrestricted Subsidiary Funding Company	Delaware	100% owned by Nextel Communications, Inc.

NII Holdings, Inc.	Delaware	100% owned by Unrestricted Subsidiary Funding Company

NII Holdings (Delaware), Inc.	Delaware	100% owned by NII Holdings, Inc.

Nextel International Investment Company	Delaware	100% owned by NII Holdings (Delaware), Inc.

Nextel International (Mexico), Ltd.	Delaware	100% owned by NII Holdings (Delaware), Inc.

Communicaciones Nextel de Mexico S.A. de C.V.	Mexico	100% owned by Nextel International (Mexico), Ltd.

Nextel International (Philippines) LLC	Cayman Islands	99% owned by the Corporation, 1% owned by NII Holdings (Delaware), Inc.

Nextel International (Peru) LLC	Cayman Islands	99% owned by the Corporation, 1% owned by NII Holdings (Delaware), Inc.

Nextel International (Argentina) Ltd.	Cayman Islands	100% owned by the Corporation

Nextel International (Indonesia) LLC	Cayman Islands	99% owned by the Corporation, 1% owned by NII Holdings (Delaware), Inc.

Centennial Cayman Corp.	Cayman Islands	100% owned by the Corporation

Centennial Cayman Corp. Chile, S.A.	Chile	99.999997% owned by Centennial Cayman Corp., 0.000003% owned by NII Holdings (Delaware), Inc.

Top Mega Enterprises, Limited	Hong Kong	50% owned by NII Holdings, Inc., 50% owned by Nextel International (Philippines) LLC

Joyce Link Holdings, Ltd.	Hong Kong	80% owned by Top Mega Enterprises, Limited

Nextel del Peru, S.A.	Peru	87.7736090% owned by Nextel International (Peru) LLC, 12.2263904% owned by Centennial Cayman Corp. and 0.0000006% owned by NII Holdings, (Delaware), Inc.

Transnet del Peru S.R.L	Peru	100% owned by Nextel del Peru, S.A.

Nextel Communications Argentina S.A.	Argentina	100% owned by Nextel International (Argentina) Ltd.

Multikom S.A.	Chile	99.9145% owned by Centennial Cayman Corp., 0.00855% owned by NII Holdings (Delaware), Inc.

Nextel Communications Philippines, Inc.	Philippines	30.01% owned by Top Mega Enterprises, Limited, 9.99% owned by Joyce Link Holdings, Ltd., 20% owned by Emerald Investments, Inc., 7.62% owned by Foodcamp Industries and Marketing, Inc.

Holding Protel S.A. de C.V.	Mexico	4% owned by Nextel International (Mexico), Ltd.

Sistemas de Comunicaciones Troncales S.A. de C.V.	Mexico	100% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Multifon S.A. de C.V.	Mexico	100% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Prestadora de Servicios de Radiocomunicacion S.A. de C.V.	Mexico	100% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Radiophone S.A. de C.V.	Mexico	100% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Servicios Protel S.A. de C.V.	Mexico	100% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Nextel de Mexico S.A. de C.V.	Mexico	100% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Servicios de Radiocomunicacion Movil de Mexico, S.A. de C.V.	Mexico	100% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Inversiones Nextel de Mexico, S.A. de C.V.	Mexico	49% owned by Comunicaciones Nextel de Mexico S.A. de C.V.

Fonotransportes Nacionales S.A. de C.V.	Mexico	100% owned by Radiophone S.A. de C.V.

Teletransportes Integrales, S.A. de C.V.	Mexico	100% owned by Nextel de Mexico, S.A. de C.V.

     (b)  Each of the affiliates listed above will continue its corporate existence unchanged after the Effective Date, with the exception of NII Holdings (Delaware), Inc., which is expected to be merged with and into NII Holdings, Inc., resulting in changes to the ownership of the voting securities of the following companies, the voting securities of each of which are after the Effective Date expected to be owned as indicated below:

PERCENTAGE OF
	JURISDICTION OF	VOTING SECURITIES
AFFILIATE	ORGANIZATION	OWNED

Nextel International Investment Company	Delaware	100% owned by NII Holdings, Inc.

Nextel International (Mexico), Ltd.	Delaware	100% owned by NII Holdings, Inc.

Nextel International (Philippines) LLC	Cayman Islands	99% owned by the Corporation, 1% owned by NII Holdings, Inc.

Nextel International (Peru) LLC	Cayman Islands	99% owned by the Corporation, 1% owned by NII Holdings, Inc.

Nextel International (Indonesia) LLC	Cayman Islands	99% owned by the Corporation, 1% owned by NII Holdings, Inc.

Centennial Cayman Corp. Chile, S.A.	Chile	99.999997% owned by Centennial Cayman Corp., 0.000003% owned by NII Holdings, Inc.

Nextel del Peru, S.A.	Peru	87.7736090% owned by Nextel International (Peru) LLC, 12.2263904% owned by Centennial Cayman Corp. and 0.0000006% owned by NII Holdings, Inc.

Multikom S.A.	Chile	99.9145% owned by Centennial Cayman Corp., 0.00855% owned by NII Holdings, Inc.

MANAGEMENT AND CONTROL

ITEM 4. DIRECTORS AND EXECUTIVE OFFICERS.

     (a)  Current Directors and Executive Officers. The following table sets forth the names and addresses of, and all offices held by, all current executive officers and directors (as defined in Sections 303(5) and 303(6), respectively, of the Trust Indenture Act of 1939 (the “TIA”)) of the Corporation. The mailing address for each executive officer and director listed below is c/o NII Holdings, Inc., 10700 Parkridge Blvd., Suite 600, Reston, Virginia 20191.

NAME	OFFICE(S)

Lo van Gemert	Director and Vice President
Robert J. Gilker	Director and Vice President
Mercedes M. Barreras	Director and Secretary
Steven M. Shindler	President
Byron R. Siliezar	Vice President and Treasurer

     (b)  Directors and Executive Officers as of the Effective Date. It is expected that existing directors and executive officers of the Corporation will remain unchanged from prior to the Effective Date. The mailing address after the Effective Date for each executive officer and director of the Corporation will be c/o NII Holdings, Inc., 10700 Parkridge Blvd., Suite 600, Reston, Virginia 20191.

ITEM 5. PRINCIPAL OWNERS OF VOTING SECURITIES.

     (a)  Voting Securities as of the Date of this Application. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Corporation as of September 18, 2002.

			PERCENTAGE
			OF VOTING
NAME AND COMPLETE	TITLE OF CLASS	AMOUNT	SECURITIES
MAILING ADDRESS	OWNED	OWNED	OWNED

NII Holdings (Delaware), Inc.	Common Stock	1,100	100%
10700 Parkridge Blvd
Suite 600
Reston, Virginia 20191

     (b)  Voting Securities as of the Effective Date. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Corporation as of the Effective Date.

		PERCENTAGE
		OF VOTING
NAME AND COMPLETE	TITLE OF CLASS	AMOUNT	SECURITIES
MAILING ADDRESS	OWNED	OWNED	OWNED

NII Holdings, Inc.	Common Stock	1,100	100%
10700 Parkridge Blvd
Suite 600
Reston, Virginia 20191

UNDERWRITERS

ITEM 6. UNDERWRITERS.

     (a)  No person within three years prior to the date of the filing of this application has acted as an underwriter of any securities of the Corporation which are currently outstanding.

     (b)  No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

ITEM 7. CAPITALIZATION.

     (a)  The following table sets forth information with respect to each authorized class of securities of the Corporation as of September 18, 2002.

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING

Common Stock, par value $1.00 per share	50,000 shares	1,100 shares

     (b)  The following table sets forth information with respect to each authorized class of securities of the Corporation as of the Effective Date:

TITLE OF CLASS	AMOUNT AUTHORIZED	AMOUNT OUTSTANDING

Common Stock, par value $1.00 per share	50,000 shares	1,100 shares
13% Senior Secured Discount Notes Due 2009	$180,820,856	$180,820,856

     On the Effective Date, the Corporation shall issue to the holders of Allowed Class 6 Claims who exercise Subscription Rights an aggregate principal amount of $180,820,856 of New Notes pursuant to the Indenture, which shall constitute all of the issued and outstanding notes of the Corporation.

     The current holders of the common stock of the Corporation are entitled to one vote for each member of record who is present in person or proxy and on a poll each member of record present in person or by proxy is entitled to one vote for each share registered in his name in the register of members. In the event of joint holders of the common stock, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted, to the exclusion of the other joint holders. Seniority is determined by the order in which the names stand in the register of the members. Generally, a member is not entitled to vote at any general meeting unless he is registered as a shareholder of the Corporation on the record date for such meeting or unless all calls or other sums presently payable by him in respect of shares in the Corporation have been paid.

INDENTURE SECURITIES

ITEM 8. ANALYSIS OF INDENTURE PROVISIONS.

     The following is a general description of certain provisions of the Indenture. The description is qualified in its entirety by reference to the Form of Indenture filed as Exhibit T3C hereto. Capitalized terms used in this Item 8 and not defined elsewhere in this application have the meanings given to such terms in the Indenture.

(a)	EVENTS OF DEFAULT; WITHHOLDING OF NOTICE.

     “Event of Default” under the Indenture means any one of the following events (whatever the reason for such Event of Default and whether it is voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Authority):

(i) default in the payment of Accreted Value of (or premium, if any, on) the New Notes when the same becomes due and payable, at maturity, upon acceleration, redemption, required purchase or otherwise;

(ii) default in the payment of interest on any of the New Notes when the same becomes due and payable, and the continuance of such default for a period of 30 days;

(iii) failure to make or consummate a required Excess Proceeds Offer or a required Offer to Purchase in accordance with the terms of the Indenture, or material default of the merger covenant;

(iv) failure for 30 days after notice to comply with certain other provisions of the Indenture, any Collateral Document, Note Guarantee or the New Notes;

(v) subject to certain limitations set forth in the Indenture, the occurrence under the New MEFA of an event of default that permits the lenders thereunder to declare such Indebtedness to be due and payable prior to its Stated Maturity;

(vi) subject to certain limitations set forth in the Indenture, the occurrence under the New EFA of an event of default that results in a demand for payment by the lenders thereunder pursuant to any guarantee of the New EFA;

(vii) subject to certain limitations set forth in the Indenture, the occurrence under any Indebtedness of any Restricted Group Member (other than the New MEFA or the New EFA) having an outstanding principal amount of $10 million or more in the aggregate an event of default that permits the holders thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity;

(viii) failure by any Restricted Group Member to pay one or more final non-appealable judgments (not fully covered by insurance) aggregating in excess of $10 million which judgment(s) are not discharged, bonded or stayed within 30 days after their entry;

(ix) certain events of bankruptcy or insolvency; and

(x) actual invalidity (or the assertion thereof by any Restricted Group Member) of any applicable guarantee, lien, priority status or the benefits of subordination of other claims in respect of the New Notes resulting from acts or ommissions of any Restricted Group Member, other than in accordance with the terms of the Indenture or other applicable document.

     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding New Notes may declare all of the New Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency or upon the acceleration of any outstanding principal owing under certain other Indebtedness specified in the Indenture, all outstanding New Notes will become due and payable without further action or notice. Holders of the New Notes may not enforce the Indenture or the New Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding New Notes may direct the Trustee in its exercise of any trust or power, subject in all instances to the Intercreditor Agreement.

     The Holders of a majority in aggregate principal amount of the New Notes then outstanding, by written notice to the Corporation and the Trustee, may on behalf of the Holders of all of the New Notes (i) waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest or premium, if any, on, or the principal of, the New Notes or a Default or an Event of Default with respect to any covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding New Note affected; and/or (ii) rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium, if any, that has become due solely because of the acceleration) have been cured or waived.

(b)	AUTHENTICATION AND DELIVERY OF THE NOTES UNDER THE INDENTURE AND APPLICATION OF PROCEEDS THEREOF.

     The New Notes to be issued under the Indenture shall be executed by two Officers of the Corporation. The signature of any Officer on the New Notes may be by facsimile or manual signature in the name and on behalf of the Corporation. If any Officer whose signature is on a New Note no longer holds that office at the time the Trustee or authenticating agent authenticates the New Note, the New Note shall be valid nevertheless. A New Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on such New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

     At any time and from time to time after the execution of the Indenture, the Trustee or an authenticating agent shall, upon receipt of a Company Order, authenticate for original issue New Notes in the aggregate principal amount specified in such Company Order up to a maximum principal amount at maturity of $180,820,856; provided that the Trustee shall be entitled to receive an Officers’ Certificate and an Opinion of Counsel of the Corporation in connection with such authentication of New Notes.

     The Trustee may appoint an authenticating agent to authenticate the New Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate New Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such authenticating agent. An authenticating agent has the same rights as an Agent to deal with the Corporation or an Affiliate of the Corporation. The New Notes to be issued under the Indenture shall not be valid until the Trustee or authenticating agent signs the certificate of authentication on such New Note.

     The proceeds of the sale of the New Notes will be fully disbursed to the Corporation and certain of its operating Subsidiaries and Affiliates promptly after the Effective Date. The Corporation and its Subsidiaries and Affiliates intend to use the proceeds from the sale of the New Notes primarily for general corporate purposes.

(c)	RELEASE OF ANY NOTE COLLATERAL SUBJECT TO THE LIEN OF THE INDENTURE.

     The Collateral Agent may release Collateral from the Lien and security interest created by the Collateral Documents as expressly provided therein or in connection with any transaction permitted by Section 9.05 of the Indenture (Asset Sale).

     Section 8.03 of the Indenture contains the general provisions for the release of Collateral from the Lien of the Collateral Documents in accordance with the TIA, including delivery of the certificates and opinions of fair value required by Section 314(d) of the TIA. Section 9.05 of the Indenture, however, permits the release of Collateral in connection with the sale or disposition of all or substantially all of the assets of any Guarantor (other than NII), by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Guarantor (other than NII), in each case to a Person that is not (either before or after giving effect to such transactions) the Corporation or another Guarantor and in each case subject to compliance with the provisions of the Indenture and with the delivery by the Corporation of the certificates and opinions required by Section 314(d) of the Act. Section 8.04 of the Indenture requires the Corporation to furnish to the Trustee and the Collateral Agent prior to each proposed release of Collateral pursuant to the Collateral Documents (i) all documents required by TIA section 314(d), and (ii) an Opinion of Counsel, which may be rendered by internal counsel to the Corporation, to the effect that such accompanying documents constitute all documents required by TIA Section 314(d). The Trustee may, to the extent permitted by Sections 7.01 and 7.02 of the Indenture, accept as conclusive evidence of compliance with the foregoing provisions the appropriate statements contained in such documents and such Opinion of Counsel. Further, in lieu thereof and in order to protect the interests of purchasers of the New Notes and allow the Corporation to carry on its regular business in the ordinary course, Section 9.05 of the Indenture requires the Corporation to deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel to the effect that a sale or other disposition was made in accordance with the provisions of the Indenture (including without limitation Section 4.10 of the Indenture), and the Trustee will execute any documents reasonably required to evidence the release of any Guarantor from its obligations under its Note Guarantee.

     Under Section 8.05 of the Indenture, if the Corporation desires that the Collateral be released in accordance with the Collateral Documents and the Intercreditor Agreement and has delivered or caused to be delivered the certificates and documents required by the Collateral Documents and the Intercreditor Agreement and Sections 8.03 and 8.04 of the Indenture, the Trustee shall, upon receipt of such documentation and based on the Opinion of Counsel delivered pursuant to Section 8.02 of the Indenture, deliver a certificate to the Collateral Agent confirming receipt of such documentation and Opinion of Counsel; provided, however, that if the Trustee is the Collateral Agent, the requirement that the Trustee deliver a certificate to the Collateral Agent shall not be applicable. Additionally, under Section 8.08 of the Indenture, if the Trustee is not the Collateral Agent, upon the cash payment in full of all obligations of the Corporation and Guarantors under the Indenture, the New Notes and Note Guarantees, or upon defeasance in accordance with the Indenture, the Trustee shall, at the request of the Corporation deliver a certificate to the Collateral Agent stating that such obligations have been paid in full, and instruct the Collateral Agent, subject to the Intercreditor Agreement, to release the Liens securing the obligations of the Corporation and Guarantors hereunder pursuant to the Indenture and the Collateral Documents.

(d)	SATISFACTION AND DISCHARGE OF THE INDENTURE.

     Pursuant to Section 10.01 of the Indenture, the Indenture will be discharged and will cease to have any force or effect as to the New Notes when:

           (1) all the New Notes theretofore authenticated and delivered (other than (i) New Notes which have been destroyed, lost or stolen and which have been replaced, paid as provided in Section 4.01 of the Indenture or New Notes for whose payment money or securities have theretofore been held in trust and thereafter repaid by the Corporation, as provided in Section 10.05 of the Indenture) have been delivered to the Trustee for cancellation and the Corporation has paid all sums payable by it under the Indenture;

           (2) (A) the New Notes mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption, (B) the Corporation irrevocably deposits in trust with the Trustee during such one-year period, under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, as trust funds solely for the benefit of the Holders for that purpose, money or U.S. Government Obligations sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment of any interest thereon, to pay principal, premium, if, any, and interest on the New Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, (C) no Default or Event of Default with respect to the New Notes shall exist on the date of such deposit, (D) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other agreement or instrument to which the Corporation is a party or by which it is bound, and (E) the Corporation has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Indenture have been complied with.

           (3) With respect to the foregoing clause (1), the Corporation’s obligations under Section 7.07 of the Indenture shall survive. With respect to the foregoing clause (2), the Corporation’s obligations in Sections 2.02, 2.03, 2.04, 2.05, 2.06, 2.07, 2.08, 2.09, 2.14, 4.01, 4.02, 7.07, 7.08, 10.04, 10.05 and 10.06 of the Indenture shall survive until the New Notes are no longer outstanding. Thereafter, only the Corporation’s obligations in Sections 7.07, 10.05 and 10.06 of the Indenture shall survive. After any such irrevocable deposit, the Trustee upon request shall acknowledge in writing the discharge of the Corporation’s obligations under the New Notes and the Indenture except for those surviving obligations specified above.

(e)	THE EVIDENCE REQUIRED TO BE FURNISHED BY THE CORPORATION TO THE TRUSTEE AS TO COMPLIANCE WITH THE CONDITIONS AND COVENANTS PROVIDED FOR IN THE INDENTURE.

     The Corporation will deliver to the Trustee, within 45 days after the end of each of its first three fiscal quarters of each of its fiscal years, and 90 days after the end of the last fiscal quarter of each fiscal year of the Corporation, an Officers’ Certificate, stating whether or not the signers know of any Default or Event of Default that occurred during such fiscal quarter. In the case of the Officers’ Certificate delivered within 90 days of the end of the Corporation’s fiscal year, such certificate shall contain a certification from the principal executive officer, principal financial officer or principal accounting officer that a review has been conducted of the activities of the Corporation and the other Restricted Group Members and the Corporation’s and the other Restricted Group Members’ performance under the Indenture and that, to the knowledge of such Officers, the Corporation and the other Restricted Group Members have complied with all conditions and covenants under the Indenture. For purposes of Section 4.16 of the Indenture, such compliance shall be determined without regard to any period of grace or requirement of notice provided under the Indenture. If the signers of any such Officers’ Certificate know of a Default or Event of Default, the certificate shall describe any such Default or Event of Default and its status. The first certificate to be delivered pursuant to Section 4.16(a) of the Indenture shall be for the first fiscal quarter beginning after the execution of the Indenture.

     So long as (and to the extent) not prohibited by the then current recommendations of the American Institute of Certified Public Accountants, the Corporation shall deliver to the Trustee, within 90 days after the end of the Corporation’s fiscal year, a certificate signed by the Corporation’s independent certified public accountants stating (i) that their audit examination has included a review of the terms of the Indenture and the New Notes as they relate to financial matters, (ii) that they have read the most recent Officers’ Certificate delivered to the Trustee pursuant to paragraph (a) of Section 4.16 of the Indenture, and (iii) whether, in connection with their audit examination, anything came to their attention that caused them to believe that the Corporation was not in compliance with any of the provisions of Articles Four or Five of the Indenture as they pertain to financial matters and, if any Default or Event of Default has come to their attention, specifying the nature and period of existence thereof; provided that such independent certified public accountants shall not be liable in respect of such statement by reason of any failure to obtain knowledge of any such Default or Event of Default that would not be disclosed in the course of an audit examination conducted in accordance with generally accepted auditing standards in effect at the date of such examination.

     Within 90 days of the end of each of the Corporation’s fiscal years, the Corporation shall deliver to the Trustee a list of all Significant Group Members. The Trustee shall have no duty with respect to any such list except to keep it on file and available for inspection by the Holders.

     Additionally, upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee (1) an Officer’s Certificate stating that, in the opinion of the persons executing such certificate, all conditions precedent to any such action have been complied with, and (2) an Opinion of Counsel stating that, in the opinion of such Counsel, all conditions precedent have been complied with.

ITEM 9. OTHER OBLIGORS

     The Corporation’s obligations with respect to the New Notes will be guaranteed by each Guarantor. A schedule of the names and addresses of the Guarantors is attached as Annex A hereto.

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

     (a)  Pages numbered 1 to 13, consecutively.

     (b)  The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, as Trustee under the indenture to be qualified (filed herewith as Exhibit 25.1).

     (c)  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Certificate of Incorporation of the Corporation, as in effect on the date of filing (filed herewith).

Exhibit T3A-2	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on July 19, 1996 (filed herewith).

Exhibit T3A-3	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on September 11, 1997 (filed herewith).

Exhibit T3A-4	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on August 5, 2002 (filed herewith).

Exhibit T3A-5	Memorandum of Association, as in effect on the date of filing (filed herewith).

Exhibit T3B	Articles of Association of the Corporation, as in effect on the date of filing (filed herewith).

Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, among the Corporation, the Guarantors and the Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E	Disclosure Statement of the Debtors’ Revised Third Amended Joint Plan of Reorganization (including the Plan, which is attached as Exhibit I thereto) (incorporated by reference to Exhibit 99.1 to NII Holdings Inc.’s Form 8-K, filed on August 9, 2002, File No. 000-32421).

Exhibit T3F	A cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).

Exhibit 25.1	Form T-1 qualifying Wilmington Trust Company, as Trustee under the Indenture to be qualified (filed herewith).

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NII Holdings (Cayman), Ltd., a corporation organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Reston, and State of Virginia, on the 23rd day of September, 2002.

NII HOLDINGS (CAYMAN), LTD.

By: /s/ Robert J. Gilker

Name: Robert J. Gilker Title: Director and Vice President

ATTEST:

By: /s/ Sonia M. Davila

Name: Sonia M. Davila
Title: Legal Assistant

ANNEX A

SCHEDULE OF GUARANTORS

     Set forth below is a list of all the Guarantors for the New Senior Secured Discount Notes Indenture.

GUARANTORS

     a)     The mailing address for the following Guarantors is 10700 Parkridge Blvd., Suite 600, Reston, VA 20191.

NII HOLDINGS, INC.
NEXTEL INTERNATIONAL (SERVICES), LTD.
NEXTEL INTERNATIONAL INVESTMENT COMPANY
MCCAW INTERNATIONAL (BRAZIL), LTD.
AIRFONE HOLDINGS, INC.
NEXTEL INTERNATIONAL (MEXICO) LTD.
NEXTEL INTERNATIONAL (PERU) LLC
NEXTEL INTERNATIONAL (INDONESIA) LLC
NEXTEL INTERNATIONAL (URUGUAY), INC.

     b)     The mailing address for the following Guarantors is Los Nardos 1018, piso 7, San Isidro, Lima 21, Peru.

NEXTEL DEL PERU, S.A.
TRANSNET DEL PERU, S.R.L.

     c)     The mailing address for the following Guarantors is Boulevard Manuel Avila Camacho 36, piso 9, Col. Lomas de Chapultepec, 11000 Mexico, D.F.

COMUNICACIONES NEXTEL DE MEXICO, S.A. DE C.V.
SISTEMAS DE COMUNICACIONES TRONCALES S.A. DE C.V.
RADIOPHONE, S.A. DE C.V.
PRESTADORA DE SERVICIOS DE RADIOCOMUNICACION, S.A. DE C.V.
FONOTRANSPORTES NACIONALES S.A. DE C.V.
SERVICIOS PROTEL, S.A. DE C.V.
NEXTEL DE MEXICO, S.A. DE C.V.
TELETRANSPORTES INTEGRALES, S.A. DE C.V.
SERVICIOS DE RADIOCOMUNICACION MOVIL DE MEXICO, S.A. DE C.V.
MULTIFONE S.A. DE C.V.

     d)     The mailing address for the following Guarantors is Av. Maria Coelho Aguiar 215 Bloco D, 7 andar, CENESP-Santo Amaro, Jd. Sao Luis – CEP: 05805-000, Sao Paulo, Brazil.

NEXTEL, S.A.
NEXTEL TELECOMUNICACOES LTDA.
PROMOBILE TELECOMUNICACOES LTDA.
TELEMOBILE TELECOMUNICACOES LTDA.
MASTER-TEC INDUSTRIA E COMERCIO DE PRODUTOS ELECTRONICOS LTDA.
TELECOMUNICACOES BRASTEL LTDA.

A–1

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A-1	Certificate of Incorporation of the Corporation, as in effect on the date of filing (filed herewith).
Exhibit T3A-2	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on July 19, 1996 (filed herewith).
Exhibit T3A-3	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on September 11, 1997 (filed herewith).
Exhibit T3A-4	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on August 5, 2002 (filed herewith).
Exhibit T3A-5	Memorandum of Association, as in effect on the date of filing (filed herewith).
Exhibit T3B	Articles of Association of the Corporation, as in effect on the date of filing (filed herewith).
Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, among the Corporation, the Guarantors and the Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).
Exhibit T3D	Not applicable.
Exhibit T3E	Disclosure Statement of Debtors’ Revised Third Amended Joint Plan of Reorganization (including the Plan, which is attached as Exhibit I thereto) (incorporated by reference to Exhibit 99.1 to NII Holdings Inc.’s Form 8-K, filed on August 9, 2002, File No. 000-32421).
Exhibit T3F	A cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).
Exhibit 25.1	Form T-1 qualifying Wilmington Trust Company, as Trustee under the Indenture to be qualified (filed herewith).